hancock fabrics, inc.

CODE OF BUSINESS CONDUCT AND ETHICS

Introduction

This Code of Business Conduct and Ethics covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all employees and directors of Hancock Fabrics, Inc. and its subsidiaries (the "Company"). All of our employees and directors must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. This Code should also be provided to and followed by the Company’s agents and representatives.

If a law conflicts with a policy in this Code, you must comply with the law; however, if a local custom or policy conflicts with this Code, you must comply with the Code. If you have any questions about these conflicts, you should ask your Department Head how to handle the situation. In addition, the Company's Policy Book contains information concerning specific applications of this Code. Full familiarity with the Policy Book is required of all employees.

Those who violate the standards in this Code will be subject to disciplinary action, which may include termination. In addition, disciplinary measures will apply to anyone who directs or approves infractions, or has knowledge of them and does not move promptly to correct them in accordance with Company policies. In addition, persons who violate the law during the course of their employment may be subject to criminal and civil penalties, as well as payment of civil damages to others. If you are in a situation which you believe may violate or lead to a violation of this Code, follow the guidelines described in Section 17 of this Code.

1.           Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which the Company’s ethical standards are built. All employees and directors must respect and obey the laws, rules and regulations of the cities, states and countries in which we operate. Although not all employees and directors are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

The Company holds information and training sessions to promote compliance with laws, rules and regulations, including insider trading laws.

2.           Conflicts of Interest

Each of us has a responsibility to the Company, our shareholders, and each other. Although this duty does not prevent us from engaging in personal transactions and investments, it does demand that we avoid situations where a conflict of interest might occur or appear to occur. The Company is subject to scrutiny from many different individuals and organizations. We should always strive to avoid even the appearance of impropriety.

What constitutes conflict of interest? Consider these situations.

Outside Employment. Employees should not engage in any business outside of the Company if it interferes with their performance or responsibilities to the Company. Our policies prohibit any employee from accepting simultaneous employment with a company supplier, customer or competitor, and from taking part in any activity that enhances or supports a competitor's position. In addition, working by an employee in any capacity (including self-employment) in or for any business activity outside the Company is prohibited, except with the prior approval of the employee’s Department Head given after full disclosure of all the circumstances.

Outside Directorships. It is a conflict of interest to serve as a director of a company in competition with the Company. The Company’s policy requires that you first obtain approval from the Company's Board of Directors before accepting a directorship, and any remuneration you receive should be of an amount commensurate with your responsibilities. Service for no remuneration as a director or trustee of a nonprofit civic or charitable organization does not require prior approval so long as such service does not interfere with the employee’s performance or responsibilities to the Company.

Business Interests. If you are considering investing in the business interests of customers, suppliers and/or competitors, you must first take great care to ensure that these investments do not compromise your responsibilities to the Company. Many factors should be considered in determining whether a conflict situation exists, including the size and nature of the investment; your ability to influence Company decisions; your access to the confidential information of the Company or of the other company; and the nature of the relationship between the Company and the other business. Typically, investments of less than 1 percent of the total outstanding shares in companies listed on a national or international securities exchange, or quoted daily by any reporting service, do not create a conflict.

Related Parties. As a general rule, you should avoid conducting Company business with either a family member, close personal friend, or a business in which a family member is associated in any significant role. If such a transaction is unavoidable, you must obtain prior approval from the Company's Chief Executive Officer. Any dealings with a related party should be conducted in such a way that no preferential treatment is given to this business that would not otherwise be given to another business.

Other Situations. Because other conflicts of interest may arise, it would be impractical to attempt to list all possible situations. If a proposed transaction or situation raises any questions or doubts in your mind, ask your Department Head or the Company’s Chief Financial Officer. These parties will contact the Company’s Legal Counsel, if necessary, to determine if any legal ramifications exist due to the situation., Officers, directors and certain other employees of the Company are required to submit an annual statement disclosing actual and potential conflicts of interest.

3.           Insider Trading

It is our policy that employees, officers and directors may not, while aware of any material non-public information about the Company, engage in any transaction involving a purchase or sale of our securities, disclose (“tip”) such information to other persons or enter into any other transaction to take advantage of that information. Employees and directors who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal. If you have any questions, please consult the Company’s Chief Financial Officer.

Information is “material” if its disclosure to the public would affect a reasonable investor’s decision to purchase or sell the securities. Information concerning a company's revenues, earnings, business potential, dividends, significant acquisitions or mergers, securities transactions and major litigation are typical examples of “material” information. They are not, however, the only items which could constitute “material” information. Information is “non-public” if it is not generally available to the ordinary investor in the marketplace. Any information which is not available to the ordinary investor and which could reasonably be expected to affect that investor's trading decision is material non-public information. The term “securities” not only includes our common stock, but also includes options and any other securities that we may issue from time to time and any other securities that relate to or derive their value from our securities whether or not issued by us.

4.           Corporate Opportunities

Employees and directors are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors. No employee or director may use corporate property, information, or position for improper personal gain, and no employee or director may compete with the Company directly or indirectly. Employees and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

Without limiting the generality of the foregoing, employees and directors should avoid speculation or dealing in any kind of service or real or personal property in a market or during a period that the Company may be purchasing or dealing in services or property of the same or a similar kind.

5.           Competition and Fair Dealing

We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each employee and director should endeavor to respect the rights of and deal fairly with the Company’s customers, suppliers, competitors and employees. No employee or director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

To maintain the Company’s valuable reputation, compliance with our quality processes and safety requirements is essential. In the context of ethics, quality requires that our products and services be designed and manufactured to meet our obligations to customers. All inspection and testing documents must be handled in accordance with all applicable regulations.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided or accepted by any Company employee or director, family member of an employee or director or agent unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any laws or regulations. Please discuss with your supervisor any gifts or proposed gifts which you are not certain are appropriate.

6.           Employment Relationship

The diversity of the Company’s employees is a tremendous asset. It is the Company's policy to prohibit unlawful discrimination on the basis of race, color, religion, sex, pregnancy, age, national origin, disability, veteran status, sexual orientation, marital status or any other factor prohibited by law. This policy applies to all personnel actions, including recruiting, hiring, promotions, compensation, benefits, transfers, layoffs, and termination. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment or any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

Supervisors must be particularly sensitive to the maintenance of totally professional relations with subordinates. Undue pressures, no matter how subtle, which result in less than professional relations, must be avoided. Evidence of violation of the letter or spirit of this policy will result in appropriate disciplinary measures.

If an employee believes that he has been subjected to discrimination or harassment of any type, the employee should promptly notify the Company by calling human resources. Any supervisor who becomes aware of possible discrimination or harassment must immediately advise the Company’s Chief Financial Officer. All reports of discrimination, harassment or retaliation will be investigated promptly and confidentially, to the extent possible. The Company strictly prohibits any form of retaliation against an individual reporting an incident of discrimination or harassment brought in good faith.

The Company is entitled to the full working time and energy of each of its full-time employees. Accordingly, working by an employee in any capacity (including self-employment) in or for any business activity outside the Company is prohibited, except with the prior approval of the employee’s Department Head given after full disclosure of all the circumstances. Special attention should be given to avoiding the conduct of any outside business during Company working hours, on Company premises, or in a manner that involves fellow employees during their Company working hours, and the solicitation of fellow employees (particularly subordinates, who could be especially vulnerable to what might be perceived as pressure from a supervisor) to participate in or with such business in any way, whether as a customer, employee, independent contractor, or otherwise.

Officers of the Company must request approval from the Board of Directors prior to accepting an invitation to serve on the board or advisory group of another for-profit entity (or any non-profit entity that might require a substantial amount of the officer’s time).

7.           Health and Safety

The Company strives to provide each employee with a safe and healthful work environment. Each employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated.

8.           Record-Keeping

The Company requires honest and accurate recording and reporting of information in order to be able to make responsible business decisions and to be able to make full, fair, accurate, timely and understandable disclosure in the reports and documents the Company files with, or submits to, the Securities and Exchange Commission and in its other public communications. It is the Company's policy to make responsible business decisions and to make such disclosure.

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation. The accurate and timely reporting of our financial results and financial condition requires that all financial information be recorded promptly and accurately, and that our systems for recording and reporting that information function properly and be subject to regular and thorough evaluations. This policy also applies to all operating reports or records prepared for internal or external purposes, such as quality control reports, or sales projections.

All employees are responsible to report to the Company any questionable accounting, internal accounting controls or auditing matters that may come to their attention, and may report concerns regarding these matters, without fear of retaliation of any kind by calling the Company’s Fraud Hotline at (662) 365-6219, extension 6219. You may request confidentiality when making a report on questionable accounting or auditing matters, and you may submit an anonymous complaint. If you wish to submit an anonymous complaint, please use the Company’s Fraud Hotline.

Many employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your Department Head or VP-Finance. Rules and guidelines are available from the Accounting Department.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to the Company’s record retention policies. All employees, however, should note the following general exception to any stated destruction schedule: If you believe, or the Company informs you, that Company records are relevant to litigation or government investigation, or potential litigation (i.e., a dispute that could result in litigation), then you must preserve those records until you are informed by the Chief Financial Officer that the records are no longer needed. That exception supersedes any previously or subsequently established destruction schedule for those records. If you believe that an exception may apply, or have any question regarding the possible applicability of that exception, please contact the Chief Financial Officer.

9.           Confidentiality

The Company’s confidential and proprietary information is its most valuable asset and includes but is not limited to product information, financial information, real estate information, etc. This information is Company property and is protected by copyright and trade secret laws. Every employee has the responsibility to safeguard it, to never disclose it, intentionally or inadvertently. Under this statement, you may not disclose the Company's confidential information to anyone or use it to benefit anyone other than the Company without the Chief Executive Officer’s prior written consent. Abiding by this agreement is a fundamental condition of your employment, and you should take its provisions very seriously. The obligation to preserve confidential information continues even after employment ends. All employees, officers and directors must, upon termination of employment or relationship with the Company, return all confidential information to the Company, including originals and copies, whether in electronic or hard copy.

Disclosure of Confidential Information. To further the Company’s business, from time to time our proprietary information must be disclosed to potential business partners. However, such disclosure should never be done without carefully considering its potential benefits and risks. If you determine in consultation with your Department Head and other appropriate Company management that disclosure of confidential information is necessary, you must then review the vendor’s permanent file to ensure that an appropriate written nondisclosure agreement has been signed by all parties - before any disclosure takes place. Additionally, no financial information other than that required by statutory-reporting requirements may be disclosed without the prior approval of the Chief Financial Officer.

Specific policies have also been established regarding who may communicate information to the press and the financial analyst community. All inquiries or calls from the press should be referred to the Corporate Secretary/Chief Financial Officer, other than calls made to a Director.

Officers, directors and certain other employees of the Company are required to submit an annual statement indicating their understanding and agreement to adhere to the confidentiality requirements noted within the Code.

10.           Public Communications and Regulation FD

In connection with its public communications, the Company is required to comply with a rule under the federal securities laws referred to as Regulation FD. Regulation FD provides that when we disclose material, non-public information about the Company to securities market professionals, or to stockholders where it is reasonably foreseeable that the stockholders will trade on the information, we must also disclose the information to the public. “Securities market professionals” generally include analysts, institutional investors and other investment advisors.

Only officers designated by the Board of Directors as Company Spokespersons are authorized to disclose information about the Company in response to requests from securities market professionals or stockholders. If you receive a request for information from any securities market professional or stockholder, promptly contact the Chief Financial Officer to coordinate a response to such request.

Company employees who regularly interact with securities market professionals are specifically covered by Regulation FD and have a special responsibility to understand and comply with Regulation FD. Contact the Chief Financial Officer if you have any questions about the scope or application of Regulation FD.

11.           Protection and Proper Use of Company Assets

All employees should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Company equipment should not be used for non-Company business, though incidental personal use may be permitted.

The obligation of employees to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties.

Except for routine ongoing services, all fees to consultants, agents, and attorneys must be approved in advance by the Company's Senior Management. Manifestly, such fees must be solely for legitimate services rendered and must not be used as a device for making industry political contributions or other payments not allowed directly.

12.           Political Contributions

Contributions by the Company, directly or indirectly, to or on behalf of candidates for federal office are not permitted. Other political contributions are allowed only if permissible under applicable laws, rules and regulations, as determined by the Company's Chief Financial Officer after consultation with legal counsel, and only if approved in writing by the Company's Chairman.

13.           Payments to Government Personnel

The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. The Company’s Chief Financial Officer can provide guidance to you in this area.

14.           Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code for executive officers or directors may be made only by the Board or a Board committee and will be promptly disclosed as required by applicable law, rule or regulation, including stock exchange regulation.

15.           Reporting any Illegal or Unethical Behavior

Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. Violations of this Code should be reported promptly to a member of Senior Management. It is the policy of the Company not to allow retaliation for reports of misconduct by others made in good faith by employees. Employees are expected to cooperate in internal investigations of misconduct.

Additionally, the Company's Senior Management should always be informed of matters which might appear to risk damage to the Company's reputation, as well as its financial condition or profitability.

16.           Annual Statement

Officers, directors and certain other employees of the Company are required to submit an annual statement disclosing actual and potential conflicts of interest and including the following affirmation:

"I have examined and understand the Company's Code of Business Conduct and Ethics (the "Code"). I undertake to report promptly, in accordance with the Code, any circumstances in the Company's business or operations that may involve a violation of any applicable law, rule or regulation and any other circumstances that may involve a violation of the Code. I confirm that I do not know of any such circumstances not previously reported."

17.           Compliance Procedures

We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

•	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

•	Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

•	Seek help from Company resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, discuss it with any member of management above the level of your supervisor, including the Senior Management of the Company. If that also is not appropriate, call (662) 365-6219 extension 6219, the Company’s Fraud Hotline, which will put you in direct contact with the appropriate people at Company headquarters, or call the Company’s outside legal counsel, O’Melveny & Myers LLP at (415) 984-8793.

•	Submission of confidential information to the Audit Committee. The Audit Committee is responsible for overseeing the accounting and financial reporting process of the Company. In order to ensure the integrity of the Company’s financial reports, the Committee welcomes and encourages employees to report directly to them any practice, policy or acts that could impair the integrity of the Company’s financial records or reports, including any potential violations of Regulation FD.

•	If you have any information that you believe would be beneficial to the Committee in fulfilling its oversight responsibilities, please contact them at the address below. The Committee is composed of Steve Scheiwe (Chair), Sam P. Cortez and Neil Subin. The identity of any employee submitting information to the Committee will be held in confidence, as required by the Sarbanes-Oxley Act.

Audit Committee
Steve Scheiwe, Chair
4407 Manchester Ave., Suite 204
Encinitas, CA 92024

•	You may report ethical violations in confidence and without fear of retaliation. We would prefer you identify yourself to facilitate our investigation of any report. However, you may choose to remain anonymous. If you identify yourself to the recipient of your report, but request that your identity be kept confidential, we will use reasonable efforts to protect your identity. . The Company does not permit retaliation of any kind against employees for good faith reports of ethical violations.

•	Always ask first, act later. If you are unsure of what to do in any situation, seek guidance before you act.

•	Any use of these reporting procedures in bad faith or in a false or frivolous manner will be considered a violation of this Code. Further, since these calls will be forwarded to officers and/or the Audit Committee, you should not use the Company's Fraud Hotline for personal grievances or grievances not involving this Code. Please review the Code carefully prior to reporting a violation or potential violation.